SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

GOLDEN POND HEALTHCARE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

38116J 109

(CUSIP Number)

N/A

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38116J 109	SCHEDULE 13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS Pecksland Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 3,964,844
6 SHARED VOTING POWER -0-
7 SOLE DISPOSITIVE POWER 3,964,844
8 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,964,844
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 38116J 109	SCHEDULE 13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS W. Robert Dahl, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 3,964,844
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 3,964,844

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,964,844
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 38116J 109	SCHEDULE 13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS Michael C. Litt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 3,964,844
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 3,964,844

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,964,844
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 38116J 109	SCHEDULE 13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS Stephen F. Wiggins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 3,964,844
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 3,964,844

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,964,844
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.

Item 1(a)	Name of Issuer:

The name of the issuer is Golden Pond Healthcare, Inc. (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The address of the Issuer’s principal executive offices is:

1120 Boston Post Road, 2nd Floor

Darien, Connecticut 06820

Item 2(a)	Name of Persons Filing:

Pecksland Partners, LLC (“Pecksland”)

W. Robert Dahl, Jr.

Michael C. Litt

Stephen F. Wiggins

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The principal business office for each of Pecksland, Mr. Dahl, Mr. Litt and Mr. Wiggins is 1120 Boston Post Road, 2nd Floor, Darien, Connecticut 06820.

Item 2(c)	Citizenship:

Pecksland is a Delaware limited liability company. Each of Mr. Dahl, Mr. Litt and Mr. Wiggins is a citizen of the United States.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share, of the Issuer (“Common Stock”).

Item 2(e)	CUSIP Number:

38116J 109.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether this person filing is a:

a.	☐ Broker or dealer registered under Section 15 of the Act;

b.	☐ Bank as defined in Section 3(a)(6) of the Act;

c.	☐ Insurance company as defined in Section 3(a)(19) of the Act;

d.	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

e.	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) under the Act;

f.	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) under the Act;

g.	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) under the Act;

h.	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

i.	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
Company Act of 1940;

j.	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J) under the Act.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

Pecksland

a.	Amount beneficially owned: 3,964,844

b.	Percent of class: 18.8% based on 21,093,750 shares outstanding as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on December 21, 2007.

c.	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote: 3,964,844

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 3,964,844

iv.	Shared power to dispose or to direct the disposition of: 0

Mr. Dahl

a.	Amount beneficially owned: 3,964,844

b.	Percent of class: 18.8% based on 21,093,750 shares outstanding as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on December 21, 2007.

c.	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 3,964,844

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 3,964,844

Mr. Litt

a.	Amount beneficially owned: 3,964,844

b.	Percent of class: 18.8% based on 21,093,750 shares outstanding as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on December 21, 2007.

c.	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 3,964,844

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 3,964,844

Mr. Wiggins

a.	Amount beneficially owned: 3,964,844

b.	Percent of class: 18.8% based on 21,093,750 shares outstanding as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on December 21, 2007.

c.	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 3,964,844

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 3,964,844

Pecksland is the beneficial owner of 3,964,844 shares of common stock, which represents approximately 18.8% of the outstanding shares of common stock based on 21,093,750 shares outstanding as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on October 24, 2007. Mr. Dahl and Mr. Wiggins each own membership interests representing approximately 38.77% of the outstanding equity interests of Pecksland, and Mr. Litt owns membership interests representing approximately 22.46% of the outstanding equity interests of Pecksland, including indirectly through a family trust.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐ .

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

Exhibits:

Joint Filing Agreement, dated February 12, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2008

PECKSLAND PARTNERS, LLC

By:	/s/ Stephen F. Wiggins
Name: Stephen F. Wiggins
Title: Managing Member

/s/ W. Robert Dahl, Jr.
W. Robert Dahl, Jr.

/s/ Michael C. Litt
Michael C. Litt

/s/ Stephen F. Wiggins
Stephen F. Wiggins

Exhibits

1.	Joint Filing Agreement

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of Golden Pond Healthcare, Inc. or any subsequent acquisitions or dispositions of equity securities of Golden Pond Healthcare, Inc. by any of the undersigned.

Dated: February 12, 2008

PECKSLAND PARTNERS, LLC

By:	/s/ Stephen F. Wiggins
Name: Stephen F. Wiggins
Title: Managing Member

/s/ W. Robert Dahl, Jr.
W. Robert Dahl, Jr.

/s/ Michael C. Litt
Michael C. Litt

/s/ Stephen F. Wiggins
Stephen F. Wiggins